CEZ, a. s.                                                           IC 45274649
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                   Zmena mista konani mimoradne valne hromady

Vedeni spolecnosti CEZ, a. s., rozhodlo o zmene mista konani mimoradne valne hromady. Valna hromada se bude konat v Prazskem kongresovem centru Praha, 5. kvetna 65, Praha 4, PSC 140 21, vchod c. 5, 1. patro, sal Panorama.

Text oznameni o konani mimoradne valne hromady, ktere bude uverejneno v Hospodarskych novinach dne 22. 1. 2003:



                                    OZNAMENI
                        O KONANI MIMORADNE VALNE HROMADY

 Predstavenstvo akciove spolecnosti CEZ, a. s., se sidlem v Praze 4, Duhova
          2/1444, PSE 140 53, IC: 45 27 46 49, DIC: 004 - 45 27 46 49,
zapsane v obchodnim rejstriku vedenem Mestskym soudem v Praze, oddil B, vlozka 1581, svolava mimoradnou valnou hromadu, ktera se bude konat dne 24. unora 2003 od 10.00 hod. v Prazskem kongresovem centru Praha, 5. kvetna 65, Praha 4, PSC
                   140 21, vchod c. 5, 1. patro, sal Panorama

Porad jednani:
1. Zahajeni, volba predsedy valne hromady, zapisovatele, skrutatoru a overovatelu zapisu
2. Schvaleni navrhu smlouvy o prodeji casti podniku - Teplarny Nachod
3. Odvolani a volba clenu dozorci rady spolecnosti s vyjimkou clenu dozorci rady volenych zamestnanci podle ss. 200 obchodniho zakoniku a clanku 13 odst. 1. pism
d) stanov spolecnosti.
4. Zaver

Rozhodnym dnem k ucasti na valne hromade je 18. unor 2003. Valne hromady se muze zucastnit akcionar, ktery je registrovan ve Stredisku cennych papiru jako majitel akcii spolecnosti k tomuto dni.

Navrh smlouvy o prodeji casti podniku - Teplarny Nachod a zprava znalce o prezkoumani navrhu smlouvy o prodeji casti podniku - Teplarny Nachod jsou k nahlednuti vsem akcionarum v sidle spolecnosti v Praze 4, Duhova 2/1444, a to od
22. ledna 2003 do dne konani valne hromady, v pracovnich dnech od 8 hod. do 16 hod.
Navrh smlouvy o prodeji casti podniku - Teplarny Nachod je od 22. ledna 2003 rovnez ulozen ve sbirce listin, ktera je soucasti obchodniho rejstriku vedeneho Mestskym soudem v Praze.

Registrace akcionaru bude zahaje na v 9.00 hod. v den a miste konani valne hromady. Akcionari - fyzicke osoby - se prokazuji predlozenim prukazu totoznosti. Osoby jednajici jmenem pravnicke osoby se prokazuji krome sveho prukazu totoznosti take dokladem osvedcujicim existenci pravnicke osoby a jejich opravneni za pravnickou osobu jednat. Zmocnenci akcionaru se prokazi navic plnou moci s uredne overenym podpisem zmocnitele.
Pokud je akcionar zahranicni fyzickou osobou, prokazuje se cestovnim dokladem. Jeho zmocnenec se prokazuje uredne overenou plnou moci. Pokud je akcionar zahranicni pravnickou osobou, prokazuje se navic overenym dokladem osvedcujicim existenci pravnicke osoby, a pokud neni jejim statutarnim organem, rovnez uredne overenou plnou moci.
Doklady, kterymi se zahranicni akcionar nebo jeho zmocnenec prokazuje, musi byt superlegalizovany, nebo opatreny overenim (apostillou), pokud Ceska republika nema uzavrenu dohodu o pravni pomoci se zemi, v niz ma akcionar trvale bydliste nebo sidlo.

Naklady spojene s ucasti na valne hromade si hradi akcionari.

Predstavenstvo CEZ, a. s.